SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Senior Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 282-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Phyllis G. Korff, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (the “Offeror”), to purchase up to 9,275,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest) (the “Offer Price”). The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on August 11, 2010 (together with the exhibits thereto, the “Schedule TO”). As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Dividend Capital Total Realty Trust Inc. The Company’s address is 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202. The Company’s principal telephone number is (303) 228-2200.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of August 6, 2010, 184,225,172 shares of Common Stock were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by Strategic Shareholder Liquidity Fund, LLC to purchase, subject to certain terms and conditions, up to 9,275,000 outstanding Shares, at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest). The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offeror, it will expire at 5:00 p.m., Eastern Time, on October 1, 2010.

According to the Schedule TO, the Offeror’s business address is 3501 Jamboree Road, Suite 500, Newport Beach, California 92660 and its telephone number is (949) 275-2658.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Compensation of Directors and Executive Officers” and “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A dated April 20, 2010 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of its outside legal and financial advisors. The Board has unanimously determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board unanimously recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing Share Redemption Program at any time, and (b) the Board makes no assurances with respect to (i) future distributions (which are set and can change quarterly) or (ii) the timing of providing liquidity to the Stockholders.

(b) Background

During the week of August 2, 2010, a representative of the Offeror left a message for a representative of the Company informing the Company that the Offeror was considering commencing a tender offer for approximately five percent of the outstanding Shares. On August 10, 2010, a representative of the Offeror, in a telephone call with a representative of the Company, stated the Offeror’s intent to commence the Offer.

The Offeror commenced the Offer on August 11, 2010 at the Offer Price.

On August 11, 2010, the Board, at an informal discussion held in conjunction with a meeting of the Audit Committee of the Board, was advised of the commencement of the Offer.

On August 13, 2010, the Company retained Robert A. Stanger & Co., Inc. (“Stanger”) to assist the Board in reviewing the financial terms of the Offer.

On August 17, 2010, the Board held a telephonic meeting at which representatives from Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s outside counsel (“Skadden”), reviewed the Offer and a representative from Venable LLP, the Company’s Maryland counsel (“Venable”), reviewed the Board’s duties in connection with the Offer.

On August 20, 2010, the Board held a telephonic meeting at which representatives of Skadden and Venable reviewed certain legal matters. Also at the meeting, representatives of Stanger and members of management reviewed with the Board certain financial matters related to the Offer. The Board discussed the terms of the Offer and, following these discussions, the Board unanimously determined that the Offer is not in the best interests of the Stockholders and recommended that that the Stockholders reject the Offer and not tender their Shares to the Offeror for purchase pursuant to the Offer.

(c) Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management, representatives of Stanger, the Company’s financial advisor, and representatives of Skadden and Venable, the Company’s outside legal counsel; (iii) considered other information relating to the Company’s historical financial performance, assets and future prospects and opportunities; and (iv) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, assets and future prospects.

The reasons why the Board believes that the Offer is not in the best interests of the Stockholders include the following:

•

The Board believes that the Offer Price is less than the current and potential long-term value of the Shares, which belief is based on the factors noted below; however, the Board has never estimated the Company’s net asset value per Share. The Board does, however, note that the Company may provide a per Share value of its Common Stock in 2011 to assist broker-dealers who participated in the Company’s public offerings in their compliance with the Financial Industry Regulatory Authority’s Regulatory Notice 09-09;

•

The Board believes that the Company’s existing quarterly Share Redemption Program (the “Program”), which provides Stockholders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the Program, to sell a portion of their Shares at a price in excess of the Offer Price (which redemption price is currently no less than 92.5% of each Stockholders’ per Share purchase price but is subject to change in accordance with the terms of the Program), is currently an alternative for Stockholders seeking to obtain liquidity for their Shares. The Board, however, is aware that in recent quarters, the Program was over-subscribed by Stockholders (and may in the future be over-subscribed by Stockholders) resulting in proration of the Shares redeemed; that the Company’s ability to redeem Shares pursuant to the Program may be further limited based on the level of Stockholder participation in the Company’s Dividend Reinvestment Plan; and that the Board has the right to amend, suspend or terminate the Program at any time;

•

Given the timing of the Offer and the Offer Price, the Board believes that the Offer represents an opportunistic attempt to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company;

•	The fact that the Company’s book value per Share as of June 30, 2010 is significantly greater than the Offer Price;

•

The fact that the Offeror, in determining the Offer Price as described in the Schedule TO, used an “illiquidity discount” of approximately 36.2% and that, based on, among other things, advice received from Stanger, the Board believes that such “illiquidity discount” is high for a publicly registered, dividend paying non-traded REIT that maintains a limited redemption program;

•

The Board believes that the Offer undervalues the Company based in part on advice received from Stanger regarding capitalization rates and funds from operations multiples implied by the Offer as compared with industry averages as well as advice received from the Company’s management and the Board’s significant knowledge of the Company’s assets;

•

The fact that the Offeror states that it will reduce the $3.00 per Share price that it is paying in the Offer by the amount of any dividend declared or made by the Company with respect to the Shares from and after the date of the Offer;

•

Although the Board makes no assurances with respect to future distributions (which are set and can change quarterly), the Board does not currently anticipate reducing the Company’s current dividend rate in the near future;

•

Although the Board makes no assurances with respect to future distributions (which are set and can change quarterly), any Shares acquired by the Offeror at $3.00 per Share would provide the Offeror with a yearly dividend yield of 20%, based on the Company’s current per Share dividend rate of 60 cents per year;

•

The Offer is subject to certain conditions, some of which provide the Offeror with the sole discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the shares to the Offeror; and

•	The Board remains committed to providing liquidity to the Stockholders at the time and in a manner that it believes to be in the best interests of the Company and the Stockholders.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has unanimously determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board unanimously recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing Share Redemption Program at any time, and (b) the Board makes no assurances with respect to (i) future distributions (which are set and can change quarterly) or (ii) the timing of providing liquidity to the Stockholders.

(d) Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company retained Stanger to provide certain financial advisory services to the Board in connection with the Offer for a fee of $22,500.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as described below, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Company	6/30/10	Repurchase of Shares pursuant to the Company’s Share Redemption Program	1,479,591	$9.53
Company	7/15/10	Sale of Shares pursuant to the Company’s Dividend Reinvestment Program	1,365,745	$9.50
Daniel Joseph Sullivan	6/29/10	Grant of options to purchase Shares	5,000	$11.00
Charles B. Duke	6/29/10	Grant of options to purchase Shares	5,000	$11.00
John P. Woodberry	6/29/10	Grant of options to purchase Shares	5,000	$11.00

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Charter Provision

Section 6.8.3 of the Company’s Fifth Articles of Amendment and Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” In connection with the Offer, because of the inconsistency with the federal tender offer rules, the Company does not intend to enforce Section 6.8.3 of the Company’s Fifth Articles of Amendment and Restatement.

Forward-Looking Statements

This Schedule 14D-9 may include certain statements that may be deemed to be “forward-looking statements.” Such forward-looking statements relate to, without limitation, the Company’s future capital expenditures, distributions and acquisitions (including the amount and nature thereof), other development trends of the real estate industry, business strategies, and the expansion and growth of the Company’s operations. These statements are based on certain assumptions and analyses made by the Company in light of the Company’s experience and the Company’s perception of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties which may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors that may cause the Company’s results to vary are general economic and business (particularly real estate and capital market) conditions being less favorable than expected, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations (including changes to laws governing the taxation of REITs), risk of acquisitions, availability and creditworthiness of prospective customers, availability of capital (debt and equity), interest rate fluctuations, competition, supply and demand for properties in the Company’s current and any proposed market areas, customers’ ability to pay rent at current or increased levels, accounting principles, policies and guidelines applicable to REITs, environmental, regulatory and/or safety requirements, customer bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, many of which are beyond the Company’s control. Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the SEC and especially in the sections therein entitled “Risk Factors,” including, but not limited to, the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2009, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Letter to the Company’s Stockholders, dated August 20, 2010.*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2010.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2010.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. KIRK SCOTT
Name:	M. Kirk Scott
Title:	Chief Financial Officer and Treasurer

Dated: August 20, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Letter to the Company’s Stockholders, dated August 20, 2010.*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2010.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.
**	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2010.